Exhibit 3.3

ARTICLES OF MERGER

merging

Pineapple Express, Inc.,

a Wyoming corporation,

with and into

Pineapple, Inc.,

a Nevada corporation

Pursuant to Section 17-16-1106 of the Wyoming Business Corporation Act

Pineapple Express, Inc. (the “Parent”), does hereby certify as follows:

FIRST: Pineapple, Inc. (the “Company”) is a corporation duly organized and existing under the laws of the State of Nevada and Parent is a corporation duly organized and existing under the laws of the State of Wyoming.

SECOND: An Agreement and Plan of Merger, dated as of April 3, 2020 (the “Merger Agreement”), setting forth the terms and conditions of the merger of Parent with and into the Company (the “Merger”), has been approved, adopted, certified, executed and acknowledged by the directors and shareholders of the Parent in accordance with all applicable statutes of the Wyoming Business Corporation Act.

THIRD: The Merger Agreement and the Merger have been approved, adopted, certified, executed and acknowledged by the directors and shareholders of the Company in accordance with all applicable statutes of the Nevada Revised Statutes.

FOURTH: The name of the surviving entity in the Merger shall be Pineapple, Inc.

FIFTH: The Articles of Incorporation of the Company following the Merger shall be the current Articles of Incorporation of the Company.

SIXTH: These Articles of Merger shall be effective on April 13, 2020.

* * * * *

IN WITNESS WHEREOF, Pineapple Express, Inc. has caused these Articles of Merger to be executed in its name as of April 6, 2020.

PINEAPPLE EXPRESS, INC.

By:	/s/ Shawn Credle
Name:	Shawn Credle
Title:	Chief Executive Officer